NANO DIMENSIONS, INC.
11650 South State Street, Suite 240
Draper, Utah 84020
(801) 816-2533
FAX: (801) 816-2599

March 11, 2011

Mr. Ryan C. Milne
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone (202) 551-3688

Re:          Cancer Therapeutics, Inc.
Form 8-K Item 4.01
Filed January 19, 2011
File No. 000-52473

Dear Mr. Milne:

This letter is written pursuant to a filing of a current report on Form 8-K (“Report”) with the Securities and Exchange Commission (“Commission”) on January 19, 2011 by Nano Dimensions, Inc., f/k/a Cancer Therapeutics, Inc., (the “Company).  This letter is also an acknowledgement of receipt of a letter from the Commission, dated February 4, 2011, concerning the Report.

Pursuant to our Report, the Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Report; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chene C. Gardner
Chief Executive Officer